Filed by FirstEnergy Corp.
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
of the Securities Exchange Act of 1934, as amended
Subject Company: Allegheny Energy, Inc.
Commission File No: 333-165640
On April 8, 2010, the following document was posted to the FirstEnergy Corp. and Allegheny Energy, Inc. joint merger website, accessible at www.firstenergy.com/alleghenymerger.

Merger Approval Process
Frequently Asked Questions
April 8, 2010
SHAREHOLDER APPROVALS
What is the timeline for shareholder approvals?
     SEC review of the Form S-4 typically takes two to three months. The Form S-4 is expected to be finalized in the May to June timeframe. Special shareholder meetings and votes would be held in the third quarter, assuming the above targeted dates are met.
STATE REGULATORY APPROVALS
When will you file the applications for state regulatory approval?
     We anticipate making filings in Pennsylvania, Maryland, West Virginia and Virginia in the second quarter of 2010.
Which states have statutory time limits for regulatory approvals?
     Under Maryland law, the Maryland Public Service Commission has 180 days to rule on a merger application. The commission may extend the deadline, on its own motion, for 45 days for good cause.
     Under Virginia law, the Virginia State Corporation Commission has 60 days to consider a merger application. That timeframe can be extended by the commission for up to an additional 120 days.
     Pennsylvania and West Virginia law impose no statutory timeframe for their commissions’ consideration of a merger application.
What issues will the state commissions consider?
     State commissions’ reviews can be extensive and broad-ranging. Certain issues are required to be addressed, as explained in the Form S-4 under “REGULATORY MATTERS RELATING TO THE MERGER.” These issues include the following:

•	West Virginia requires a demonstration that the terms and conditions of the merger are reasonable, that neither party is given an undue advantage over the other, and the terms and conditions of the transaction do not adversely affect the public.

•	Virginia requires a demonstration that adequate electric service at just and reasonable rates will not be impaired as a result of the merger.

•	Pennsylvania and Maryland require a demonstration of an affirmative benefit, and Maryland requires that customers will not be harmed as a result of the merger. The Pennsylvania Commission also is required to consider whether the proposed merger is likely to result in anticompetitive or discriminatory conduct, including the unlawful exercise of market power, which will prevent retail customers in Pennsylvania from obtaining the benefits of a properly functioning and workable competitive retail electricity market. The Maryland Commission is required to consider a number of additional criteria as outlined in the Form S-4 under “REGULATORY MATTERS RELATING TO THE MERGER.”
Why are you requesting approval in Virginia when Allegheny Energy is in the process of selling that business?
     After Allegheny Energy completes the sale of its Virginia distribution assets, Potomac Edison and TrAILCo (Allegheny Energy subsidiaries) will continue to own transmission assets in Virginia. Consequently, the Virginia commission will review the transfer of the transmission assets and its approval is required.
FEDERAL REGULATORY APPROVALS
When will you file applications for the Federal Energy Regulatory Commission (“FERC”) approval?
     We expect to make the FERC filings in April.
When will you file applications for clearance under the Hart-Scott-Rodino Antitrust Improvement Act of 1976, as amended (“HSR Act”)?
     We expect to make these filings at an appropriate time after we have filed applications with the FERC.

Are there statutory time limits for federal approvals?
     The Federal Power Act gives the FERC 180 days to rule on a merger application. The FERC can extend that deadline by an additional 180 days, for good cause.
     Either the Department of Justice (“DOJ”) or the Federal Trade Commission (“FTC”) will conduct the review required by the HSR Act. The merger transaction can go forward 30 days after the required materials are submitted by both parties, unless a second request for information is submitted by the FTC or DOJ, in which case the transaction can go forward 30 days after both parties have substantially complied with the second request.
What issues will the federal regulators consider?
     The federal reviews are more targeted as compared with the state reviews as explained in the Form S-4 under “REGULATORY MATTERS RELATING TO THE MERGER.” As explained in more detail in the Form S-4, among the primary federal issues reviewed by the FERC will be the effect of the merger on:
•	competition in wholesale electric power markets;

•	FERC jurisdictional rates; and

•	state and federal regulation of both companies and their subsidiaries.
     In addition, the FERC will consider whether the merger could create cross-subsidization of affiliated companies that is not consistent with public interest.
     The HSR Act review will assess the potential competitive effects of the merger, including whether the proposed transaction violates antitrust laws.
Information Concerning Forward-Looking Statements
In addition to historical information, this document may contain a number of “forward-looking statements” as defined in the Private Securities Litigation Reform Act of 1995. Words such as anticipate, expect, project, intend, plan, believe, and words and terms of similar substance used in connection with any discussion of future plans, actions, or events identify forward-looking statements. Forward-looking statements relating to the proposed merger include, but are not limited to: statements about the benefits of the proposed merger involving FirstEnergy and Allegheny Energy, including future financial and operating results; FirstEnergy’s and Allegheny Energy’s plans, objectives, expectations and intentions; the expected timing of completion of the transaction; and other statements relating to the merger that are not historical facts. Forward-looking statements involve estimates, expectations and projections and, as a result, are subject to risks and uncertainties. There can be no assurance that actual results will not materially differ from expectations. Important factors could cause actual results to differ materially from those indicated by such forward-looking statements. With respect to the proposed merger, these factors include, but are not limited to: risks and uncertainties relating to the ability to obtain the requisite FirstEnergy and Allegheny Energy shareholder approvals; the risk that FirstEnergy or Allegheny Energy may be unable to obtain governmental and regulatory approvals required for the merger, or required governmental and regulatory approvals may delay the merger or result in the imposition of conditions that could reduce the anticipated benefits from the merger or cause the parties to abandon the merger; the risk that a condition to closing of the merger may not be satisfied; the length of time necessary to consummate the proposed merger; the risk that the businesses will not be integrated successfully; the risk that the cost savings and any other synergies from the transaction may not be fully realized or may take longer to realize than expected; disruption from the transaction making it more difficult to maintain relationships with customers, employees or suppliers; the diversion of management time on merger-related issues; the effect of future regulatory or legislative actions on the companies; and the risk that the credit ratings of the combined company or its subsidiaries may be different from what the companies expect. These risks, as well as other risks associated with the merger, are more fully discussed in the preliminary joint proxy statement/prospectus that is included in the Registration Statement on Form S-4 (Registration No. 333-165640) that was filed by FirstEnergy with the SEC in connection with the merger. Additional risks and uncertainties are identified and discussed in FirstEnergy’s and Allegheny Energy’s reports filed with the SEC and available at the SEC’s website at www.sec.gov. Forward-looking statements included in this document speak only as of the date of this document. Neither FirstEnergy nor Allegheny Energy undertakes any obligation to update its forward-looking statements to reflect events or circumstances after the date of this document.
Additional Information and Where to Find It
In connection with the proposed merger, FirstEnergy filed a Registration Statement on Form S-4 (Registration No. 333-165640) with the SEC that includes a preliminary joint proxy statement of FirstEnergy and Allegheny Energy and that also constitutes a preliminary prospectus of FirstEnergy. FirstEnergy and Allegheny Energy will mail the definitive joint proxy statement/prospectus to their respective shareholders. FirstEnergy and Allegheny Energy urge investors and shareholders to read the definitive joint proxy statement/prospectus regarding the proposed merger when it becomes available, as well as other documents filed with the SEC, because they will contain important information. You may obtain copies of all documents filed with the SEC regarding this proposed transaction, free of charge, at the SEC’s website (www.sec.gov). You may also obtain these documents, free of charge, from FirstEnergy’s website (www.firstenergycorp.com) under the tab “Investors” and then under the heading “Financial Information” and then under the item “SEC Filings.” You may also obtain these documents, free of charge, from Allegheny Energy’s website (www.alleghenyenergy.com) under the tab “Investors” and then under the heading “SEC Filings.”
Participants in the Merger Solicitation
FirstEnergy, Allegheny Energy and their respective directors, executive officers and certain other members of management and employees may be soliciting proxies from FirstEnergy and Allegheny Energy shareholders in favor of the merger and related matters. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of FirstEnergy and Allegheny Energy shareholders in connection with the proposed merger is set forth in the preliminary joint proxy statement/prospectus contained in the above-referenced Registration Statement on Form S-4. You can find information about FirstEnergy’s executive officers and directors in its definitive proxy statement filed with the SEC on April 1, 2010 and Annual Report on Form 10-K filed with the SEC on February 19, 2010. You can find information about Allegheny Energy’s executive officers and directors in its definitive proxy statement filed with the SEC on March 19, 2010 and Annual Report on Form 10-K filed with the SEC on March 1, 2010. Additional information about FirstEnergy’s executive officers and directors and Allegheny Energy’s executive officers and directors can be found in the above-referenced Registration Statement on Form S-4. You can obtain free copies of these documents from FirstEnergy and Allegheny Energy using the website information above.

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